UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Root, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
77664L 108
(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]    Rule 13d-1(b)
[ ]    Rule 13d-1(c)
[X]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77664L 18

1	Names of Reporting Persons. SVB Financial Group
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 14,094,225(1)
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 14,094,225(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,094,225(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 10.6%(2)
12.	Type of Reporting Person (See Instructions) HC-CO-IA
(1) Consists of 11,286,225 shares of Class A Common Stock held by Capital Partners III, L.P. and 2,808,000 shares of Class A Common Stock held by Venture Overage Fund, L.P.
(2) Based on 132,500,000 shares of Class A Common Stock outstanding at November 4, 2021 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 10, 2021.

1.	Names of Reporting Persons. SVB Capital Partners III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 11,286,225(1)
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 11,286,225(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,286,225(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 8.5%(2)
12.	Type of Reporting Person (See Instructions) OO
(1) Consists of 11,286,225 shares of Class A Common Stock held by Capital Partners III, L.P.
(2) Based on 132,500,000 shares of Class A Common Stock outstanding at November 4, 2021 as reported in the Issuer’s Form 10-Q filed with the SEC on November 10, 2021.

1.	Names of Reporting Persons. Capital Partners III, L.P
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 11,286,225
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 11,286,225
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,286,225
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 8.5%(1)
12.	Type of Reporting Person (See Instructions) PN
(1) Based on 132,500,000 shares of Class A Common Stock outstanding at November 4, 2021 as reported in the Issuer’s Form 10-Q filed with the SEC on November 10, 2021.

1.	Names of Reporting Persons. SVB Capital Venture Overage, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 2,808,000(1)
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 2,808,000(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,808,000(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 2.1%(2)
12.	Type of Reporting Person (See Instructions) OO
(1) Consists of 2,808,000 shares of Class A Common Stock held by Venture Overage Fund, L.P.
(2) Based on 132,500,000 shares of Class A Common Stock outstanding at November 4, 2021 as reported in the Issuer’s Form 10-Q filed with the SEC on November 10, 2021.

1.	Names of Reporting Persons. Venture Overage Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 2,808,000
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 2,808,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,808,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 2.1%(1)
12.	Type of Reporting Person (See Instructions) PN
(1) Based on 132,500,000 shares of Class A Common Stock outstanding at November 4, 2021 as reported in the Issuer’s Form 10-Q filed with the SEC on November 10, 2021.

Item 1.

(a)	Name of Issuer: Root, Inc.
(b)	Address of Issuer’s Principal Executive Offices 80 E. Rich Street, Suite 500 Columbus, Ohio 43215
(a)	Name of Person Filing SVB Financial Group SVB Capital Partners III, LLC Capital Partners III, L.P. SVB Capital Venture Overage, LLC Venture Overage Fund, L.P.
(b)
Address of Principal Business Office or, if none, Residence
SVB Financial Group

3003 Tasman Drive
Santa Clara, California
95054-1191

SVB Capital Partners III, LLC

2770 Sand Hill Road
Menlo Park, California
94025

Capital Partners III, L.P.

2770 Sand Hill Road
Menlo Park, California
94025

SVB Capital Venture Overage, LLC

2770 Sand Hill Road
Menlo Park, California
94025

Venture Overage Fund, L.P.

2770 Sand Hill Road
Menlo Park, California
94025

(c)	Citizenship Each Reporting Person is a citizen of Delaware.
(d)	Title of Class of Securities Class A Common Stock
(e)	CUSIP Number 77664L 108
Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4.    Ownership.

(a)	Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
(b)	Percent of class: See the responses to Item 11 on the attached cover pages.
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.
	(ii)	Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.
	(iii)	Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.
	(iv)	Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.
Item 5.    Ownership of Five Percent or Less of a Class.
Not Applicable.
Item 6.    Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
See Exhibit 99.2.
Item 8.    Identification and Classification of Members of the Group.
Not Applicable.
Item 9.    Notice of Dissolution of Group.
Not Applicable.

Item 10.    Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022
SVB Financial Group

By:     /s/ Karen Hon
Name:    Karen Hon
Title:    Chief Accounting Officer
SVB Capital Partners III, LLC
By:     /s/ Andrew Olson
Name:    Andrew Olson
Title:    Chief Financial Officer, SVB Capital
Capital Partners III, L.P.
By: SVB Capital Partners III, LLC, its general partner

By:     /s/ Andrew Olson
Name:    Andrew Olson
Title:    Chief Financial Officer, SVB Capital
SVB Capital Venture Overage , LLC
By:     /s/ Andrew Olson
Name:    Andrew Olson
Title:    Chief Financial Officer, SVB Capital
Venture Overage Fund, L.P.
By: SVB Capital Venture Overage, LLC, its general partner

By:     /s/ Andrew Olson
Name:    Andrew Olson
Title:    Chief Financial Officer, SVB Capital

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description

99.1	Joint Filing Agreement
99.2	Item 7 Information